FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of: July, 2003
                  ----------

Commission File Number  0-27322
                       --------

                         Mountain Province Diamonds Inc.
                        ---------------------------------
                 (Translation of registrant's name into English)

   Suite 212, 525 Seymour Street, Vancouver, British Columbia, Canada V6B 3H7
   ---------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F  X   Form 40-F
                                        ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes    No  X
                                           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

[COMPANY LOGO OMITTED]                    Empire Towers I
                                          3633 E. Inland Empire Blvd., Suite 465
                                          Ontario, CA  91764
                                          Phone: (909) 466-1411
                                          Fax:   (909) 466-1409
                                          http://www.mountainprovince.com
                                          e-mail: mtnprovinvrel@worldnet.att.net

                                  NEWS RELEASE

July 31, 2003                                                        OTCBB: MPVI
                                                                     TSX: MPV


   De Beers Has Started Work On A Detailed Cost Estimate Of A Pre-Feasibility
       Study of Mountain Province Diamonds' Kennady Lake Diamond Deposits

Mountain Province Diamonds Inc., (the Company) is pleased to announce that it has been notified by its joint venture partner, De Beers Canada Exploration Inc. (De Beers Canada), a wholly-owned subsidiary of De Beers Consolidated Mines Limited (De Beers) that De Beers has started work on a detailed cost estimate of a pre-feasibility study of the joint venture's Kennady Lake diamond deposits. The cost estimate will be presented to the De Beers Board in November 2003 and if approval is given, a pre-feasibility study will start in early 2004. This decision to start the cost estimate was based on the improving geo-political and economic conditions, which support confidence in longer-term diamond price projections. The project is located in the Northwest Territories of Canada on the joint venture's AK leased claims. The deposits are located in Kennady Lake but the project has been re-named the Gahcho Kue project, using the Aboriginal designation for the area.

The Company reported the results of the updated desktop study on April 15, 2003. At that time De Beers decided to postpone the pre-feasibility decision because the internal rate of return (IRR) was below the agreed upon hurdle rate needed to advance the project to the next phase, combined with the then geo-political and economic uncertainties. At that time De Beers stated it would regularly review the project economics.

In a letter to the Company Mr. Richard Molyneux, President & CEO of De Beers Canada Mining Inc., states:

"Over the past few weeks, we have carried out a further review of the project, taking into consideration a number of important factors. These factors include:

1. The ending of the war in Iraq, and the relative improvement in confidence, which has emerged subsequent to this.

2. The ending of the SARS epidemic, particularly in the Far East and the amelioration of concern in terms of its negative impact on the diamond industry.

3. The lessening of our concerns in recent months about the US and global economies.

4. De Beers has further improved its financial position with continued good sales over the first half of 2003.

5. The normal uncertainties associated with long-term projections of diamond prices have been exacerbated in recent months by the Iraq war, SARS and lack of confidence in the USA and global economy. The improvements in these areas have given De Beers increased confidence in the longer-term position and supported projections that diamond prices will continue to rise.

In light of these factors and following reassessment of the project financial models, the De Beers Canada project team has therefore made the recommendation to the board of De Beers, at the board meeting held in Luxembourg on July 23, that a full pre-feasibility study should be undertaken in 2004 and first half of 2005. The Board of De Beers was sufficiently encouraged by the information presented to them, to have requested that a detailed estimate be prepared of the cost of the pre-feasibility study. Work on this detailed estimate has already been initiated, and this will be presented to the Board in November 2003.

If approval is given in November, we will proceed with this work early in 2004. This will cover a wide range of activities including geo-technical drilling, engineering design and environmental studies."

The Company is very pleased with this decision by De Beers to proceed with the feasibility cost estimate at this time and looks forward to the pre-feasibility study starting in early 2004.

Mountain Province Diamonds Inc. is a diamond exploration and development company. The AK claims, located in the Northwest Territories of Canada are now held 44.1% by Mountain Province Diamonds Inc., 4.9% by Camphor Ventures (TSX-V:
CFV), and 51% by De Beers Canada Exploration Inc. As reported in its news release on March 7th, 1997, Mountain Province Diamonds Inc. and its partner entered into a joint agreement with De Beers Canada Exploration Inc. formerly known as Monopros Ltd. (a wholly owned subsidiary of De Beers Consolidated Mines Limited) under which De Beers Canada Exploration Inc. has the right to earn up to a 60% interest in the AK property by taking the project to commercial production.

"Jan W. Vandersande"

Jan W. Vandersande, Ph.D.
President & CEO

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

USA Office: 3633 E. Inland Empire Blvd., Suite 465, Ontario, CA 91764
(909) 466-1411
CANADA Office: 525 Seymour Street, Suite 212, Vancouver, B.C. V6B 3H7
(604) 687-0122
Web Site: www.mountainprovince.com  E-mail: MtnProvInvRel@worldnet.att.net

                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                         ONTARIO

                                 BC FORM 53-901F
                              (Previously Form 27)

                             MATERIAL CHANGE REPORT

 Section 85(1) of the Securities Act (British Columbia) and Section 151 of the Securities Rules (British Columbia), and corresponding provisions of the securities legislation in other Provinces

Item 1. Reporting Issuer
         -----------------------------------------------------------------------
                  Mountain Province Diamonds Inc.
                  525 Seymour Street, Suite 212
                  Vancouver, B.C. V6C 1H2

Item 2.  Date of Material Change
         -----------------------------------------------------------------------
                  July 31, 2003 (being the date of the news release).

Item 3.  Press Release
         -----------------------------------------------------------------------
                  The Press Release dated July 31, 2003 was forwarded to the Toronto Stock Exchange and disseminated via Canada Stockwatch, and CCN Matthews and Business Wire

                  A copy of the Press Release is attached as Schedule "A".

Item 4.  Summary of Material Change
         -----------------------------------------------------------------------
                  The "Company announced that it has been notified by its joint venture partner, De Beers Canada Exploration Inc. (De Beers Canada), a wholly-owned subsidiary of De Beers Consolidated Mines Limited (De Beers) that De Beers has started work on a detailed cost estimate of a pre-feasibility study of the joint venture's Kennady Lake diamond deposits. The cost estimate will be presented to the De Beers Board in November 2003 and if approval is given, a pre-feasibility study will start in early 2004.

Item 5.  Full Description of Material Change
         -----------------------------------------------------------------------
                  For a full description of the material change, see Schedule
                  "A".

Item 6. Reliance on Section 85(2) of the Securities Act (British Columbia) and corresponding provisions of the securities legislation in other Provinces
         -----------------------------------------------------------------------
                  Not Applicable.

Item 7.  Omitted Information
         -----------------------------------------------------------------------
                  Not Applicable.

Item 8.  Senior Officers
         -----------------------------------------------------------------------
                  The following Senior Officer of the Company is available to answer questions regarding this report:

                  Jan W. Vandersande
                  President
                  Tel: 1-909-466-1411

Item 9.  Statement of Senior Officer
         -----------------------------------------------------------------------
                  The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., this 31st day of July, 2003.

                                                 MOUNTAIN PROVINCE DIAMONDS INC.

                                                 Per:

                                                 /S/ "Pradeep Varshney"
                                                 -------------------------------
                                                 Pradeep Varshney,
                                                 Chief Financial Officer

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

                                  SCHEDULE "A"

[COMPANY LOGO OMITTED]                    Empire Towers I
                                          3633 E. Inland Empire Blvd., Suite 465
                                          Ontario, CA  91764
                                          Phone: (909) 466-1411
                                          Fax:   (909) 466-1409
                                          http://www.mountainprovince.com
                                          e-mail: mtnprovinvrel@worldnet.att.net

                                  NEWS RELEASE

July 31, 2003                                                        OTCBB: MPVI
                                                                     TSX: MPV


   De Beers Has Started Work On A Detailed Cost Estimate Of A Pre-Feasibility
       Study of Mountain Province Diamonds' Kennady Lake Diamond Deposits

Mountain Province Diamonds Inc., (the Company) is pleased to announce that it has been notified by its joint venture partner, De Beers Canada Exploration Inc. (De Beers Canada), a wholly-owned subsidiary of De Beers Consolidated Mines Limited (De Beers) that De Beers has started work on a detailed cost estimate of a pre-feasibility study of the joint venture's Kennady Lake diamond deposits. The cost estimate will be presented to the De Beers Board in November 2003 and if approval is given, a pre-feasibility study will start in early 2004. This decision to start the cost estimate was based on the improving geo-political and economic conditions, which support confidence in longer-term diamond price projections. The project is located in the Northwest Territories of Canada on the joint venture's AK leased claims. The deposits are located in Kennady Lake but the project has been re-named the Gahcho Kue project, using the Aboriginal designation for the area.

The Company reported the results of the updated desktop study on April 15, 2003. At that time De Beers decided to postpone the pre-feasibility decision because the internal rate of return (IRR) was below the agreed upon hurdle rate needed to advance the project to the next phase, combined with the then geo-political and economic uncertainties. At that time De Beers stated it would regularly review the project economics.

In a letter to the Company Mr. Richard Molyneux, President & CEO of De Beers Canada Mining Inc., states:

"Over the past few weeks, we have carried out a further review of the project, taking into consideration a number of important factors. These factors include:

1. The ending of the war in Iraq, and the relative improvement in confidence, which has emerged subsequent to this.

2. The ending of the SARS epidemic, particularly in the Far East and the amelioration of concern in terms of its negative impact on the diamond industry.

3. The lessening of our concerns in recent months about the US and global economies.

4. De Beers has further improved its financial position with continued good sales over the first half of 2003.

5. The normal uncertainties associated with long-term projections of diamond prices have been exacerbated in recent months by the Iraq war, SARS and lack of confidence in the USA and global economy. The improvements in these areas have given De Beers increased confidence in the longer-term position and supported projections that diamond prices will continue to rise.

In light of these factors and following reassessment of the project financial models, the De Beers Canada project team has therefore made the recommendation to the board of De Beers, at the board meeting held in Luxembourg on July 23, that a full pre-feasibility study should be undertaken in 2004 and first half of 2005. The Board of De Beers was sufficiently encouraged by the information presented to them, to have requested that a detailed estimate be prepared of the cost of the pre-feasibility study. Work on this detailed estimate has already been initiated, and this will be presented to the Board in November 2003.

If approval is given in November, we will proceed with this work early in 2004. This will cover a wide range of activities including geo-technical drilling, engineering design and environmental studies."

The Company is very pleased with this decision by De Beers to proceed with the feasibility cost estimate at this time and looks forward to the pre-feasibility study starting in early 2004.

Mountain Province Diamonds Inc. is a diamond exploration and development company. The AK claims, located in the Northwest Territories of Canada are now held 44.1% by Mountain Province Diamonds Inc., 4.9% by Camphor Ventures (TSX-V:
CFV), and 51% by De Beers Canada Exploration Inc. As reported in its news release on March 7th, 1997, Mountain Province Diamonds Inc. and its partner entered into a joint agreement with De Beers Canada Exploration Inc. formerly known as Monopros Ltd. (a wholly owned subsidiary of De Beers Consolidated Mines Limited) under which De Beers Canada Exploration Inc. has the right to earn up to a 60% interest in the AK property by taking the project to commercial production.

"Jan W. Vandersande"

Jan W. Vandersande, Ph.D.
President & CEO

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

USA Office: 3633 E. Inland Empire Blvd., Suite 465, Ontario, CA 91764
(909) 466-1411
CANADA Office: 525 Seymour Street, Suite 212, Vancouver, B.C. V6B 3H7
(604) 687-0122
Web Site: www.mountainprovince.com  E-mail: MtnProvInvRel@worldnet.att.net

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               Mountain Province Diamonds Inc.
                                               (Registrant)

Date July 31, 2003                    By:      /S/  "Pradeep Varshney"
     -------------                             -------------------------------
                                               (Print)  Name:   Pradeep Varshney
                                               Title:   Chief Financial Officer